SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

KT 2Q20 Earnings Release August 7, 2020 Investor Relations

Disclaimer This presentation has been prepared by KT Corp. (the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department.                Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917

1 Financial Highlights     2 Business Overview 3 Appendix

K-IFRS / Consolidated 1 Income Statement â^™ Service revenue down -3.6% YoY due to the decline in Handset sales, BC card and Real estate sales affected by COVID-19, despite the solid growth in core Wireless and B2B biz â^™ Operating profit up +18.6% YoY with cost cutting efforts—KT Separate operating income: KRW 252.7 billion (YoY +32.2%)—Affiliates operating income contributed: KRW 89.1 billion (YoY -8.2%) (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY Operating Revenue 5,834.4 6,098.5 6,213.7 6,195.5 5,831.7 5,876.5 0.8% -3.6% Service Revenue 5,055.5 5,225.2 5,199.6 5,289.8 5,107.0 5,196.6 1.8% -0.5% Handset Revenue 778.9 873.3 1,014.1 905.7 724.7 679.9 -6.2% -22.2% Operating Expense 5,432.3 5,810.3 5,901.2 6,047.2 5,448.6 5,534.7 1.6% -4.7% Operating Income 402.1 288.2 312.5 148.2 383.1 341.8 -10.8% 18.6% Margin 6.9% 4.7% 5.0% 2.4% 6.6% 5.8% -0.8%p 1.1%p Deficit Deficit Non-op. Income/Loss -4.4 -4.7 -42.2 -120.2 -15.9 -34.0 Increased Increased Income before taxes 397.7 283.5 270.3 28.1 367.2 307.9 -16.2% 8.6% Net Income 259.8 203.0 213.3 -6.8 226.6 207.6 -8.4% 2.2% Margin 4.5% 3.3% 3.4% -0.1% 3.9% 3.5% -0.4%p 0.2%p EBITDA 1,309.5 1,191.3 1,209.8 1,079.3 1,295.8 1,252.6 -3.3% 5.1% Margin 22.4% 19.5% 19.5% 17.4% 22.2% 21.3% -0.9%p 1.8%p 4

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY Operating Expenses 5,432.3 5,810.3 5,901.2 6,047.2 5,448.6 5,534.7 1.6% -4.7% Labor Cost 983.8 1,006.1 959.4 1,001.8 1,003.9 983.7 -2.0% -2.2% General Expense 2,327.1 2,459.3 2,433.5 2,579.7 2,259.5 2,343.3 3.7% -4.7%—Depreciation 907.4 903.0 897.4 931.0 912.7 910.8 -0.2% 0.9% Cost of Service Provided 685.6 711.7 759.1 798.9 759.2 833.0 9.7% 17.0% Selling Expense 572.2 613.9 592.3 499.5 551.6 587.4 6.5% -4.3% Cost of Handset sold 863.6 1,019.3 1,156.9 1,167.3 874.4 787.3 -10.0% -22.8% ï,§ Selling Expense (KT Separate) (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY Selling Expense 581.0 612.4 620.3 566.0 575.8 618.9 7.5% 1.1% ? Membership points used in FY19 are deducted from selling expense in 4Q19. 5

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 2Q 19 1Q 20 2Q 20 QoQ YoY Assets 33,469.4 32,631.0 34,003.4 4.2% 1.6% Cash & Cash Equivalents 2,250.1 1,627.1 2,942.2 80.8% 30.8% Liabilities 18,464.8 17,559.4 18,629.6 6.1% 0.9% Borrowings 6,256.8 7,286.9 7,987.6 9.6% 27.7% Equity 15,004.6 15,071.6 15,373.8 2.0% 2.5% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,006.7 5,659.8 5,045.4 -10.9% 25.9% Debt / Equity 123.1% 116.5% 121.2% 4.7%p -1.9%p Net Debt / Equity 26.7% 37.6% 32.8% -4.7%p 6.1%p 123.1% 125.6% 123.1% 124.3% 121.2% 118.5% 121.0% 116.5% Debt/Equity Net Debt/Equity 37.6% 32.9% 32.8% 24.8% 26.8% 27.3% 26.7% 28.1% 3Q 18 4Q 18 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 2Q 20 6

K-IFRS / Separate 4 CAPEX • FY2020 CAPEX guidance, 3.1 trillion won and 967.3bn won executed in 1H20 —Access Network 524.3bn, Backbone Network 121.3bn, B2B communications 209.6bn, others 112.1bn (Unit: KRW bn) 3,711 3,313 3,257 Access Network Backbone Network B2B 2,514 Others 2,397 2,359 2,475 2,250 1,870 1,977 2,199 1,362 1,133 1,316 1,196 1,035 466 967 476 452 428 241 492 497 408 448 524 261 394 517 367 736 362 298 121 305 499 210 330 227 258 259 284 189 112 2012 2013 2014 2015 2016 2017 2018 2019 2020 7

1 Financial Highlights 2 Business Overview 3 Appendix

K-IFRS / Separate 1 KT—Wireless â^™ Wireless service revenue up by +0.2% YoY with net addition of MNO subs despite the roaming sales decline affected by COVID-19 pandemic and accounting rule change of “Membership Points” â^™ Total number of 5G subscribers reached 2.24 million (16% of Handset subscribers) in 2Q20 (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY Wireless 1,702.8 1,712.5 1,726.4 1,705.4 1,735.7 1,722.5 -0.8% 0.6% Service 1,596.9 1,612.7 1,626.0 1,607.1 1,632.4 1,615.5 -1.0% 0.2% Interconnection 105.9 99.7 100.4 98.3 103.3 107.0 3.6% 7.3% Subscribers 21,549 21,771 21,922 21,975 22,116 20,920 21,120 21,333 (Unit: Thousands) 419 1,055 1,419 1,778 2,237 5G 14,090 14,124 14,165 14,231 13,993 14,049 14,291 Handset 13,968 (5G included) (5G included) (5G included) (5G included) (5G included) 2nd Device/IoT MVNO 3,254 3,416 3,529 3,691 3,856 3,985 4,100 4,336 3,698 3,711 3,755 3,768 3,792 3,772 3,643 3,490 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 9

K-IFRS / Separate 2 KT – Fixed Line/IPTV â^™ Telephony and Broadband revenue down -7.0% and -1.2% YoY, respectively â^™ IPTV revenue up +0.5% YoY with subs increase despite the delay on Home shopping fee negotiation (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY Telephony 400.6 400.4 397.0 382.5 372.5 372.2 -0.1% -7.0% Broadband 500.0 503.0 500.3 498.8 502.5 496.7 -1.1% -1.2% IPTV 373.2 405.7 410.4 410.2 417.7 407.6 -2.4% 0.5% Broadband Subscriber IPTV Subscriber (Unit: Thousands) (Unit: Thousands) 8,962 8,962 9,043 8,782 8,849 8,904 8,559 8,351 8,422 8,113 8,229 7,966 62.1% 62.9% 60.1% 61.0% 57.6% 59.0% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 ? Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law Subscribers % of GiGA - Number of KT pay TV subscriber is 7,377,514 in 2H 2019 (6 month average) 10

K-IFRS / Separate 3 KT – B2B and others â^™ B2B revenue up +2.4% YoY maintaining competitive edge in IDC and expanding Cloud biz area toward public and finance sector 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY B2B 623.4 684.8 684.9 725.9 674.8 701.1 3.9% 2.4% Corporate Fixed Line 263.0 266.1 266.2 268.9 267.5 267.4 0.0% 0.5% Corporate IT/Solution 253.2 298.6 294.2 316.2 269.5 294.3 9.2% -1.4% AI/DX 107.2 120.1 124.6 140.8 137.8 139.4 1.2% 16.0% Real estate 45.3 44.9 46.8 45.6 45.8 43.1 -6.0% -4.0% Handset revenue 688.9 807.3 939.8 837.8 680.1 596.4 -12.3% -26.1% Composition of B2B Rev Corp. IT/Solution 42.0% Corp. Lines Line lease, Kornet Corp. SI, Global ICT, Energy, Video security, IT/Solution etc. AI/DX IDC, Cloud, bizmeka, AI Platform, Corp. Lines 19.9% AI/DX Block chain, Smart mobility, etc. 38.1% 11

4 Major subsidiaries â^™ BC card and KT Estate’s revenue down by -1.5% and -7.9%, respectively, due to decreased usage of credit cards and slump in hotel business, impacted by COVID-19 â^™ Skylife revenue up +2.0% YoY with subscriber increase in premium satellite TV plan Sales Revenue (Unit: KRW bn) 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 QoQ YoY BC card 865.7 880.6 868.8 921.4 799.4 867.1 8.5% -1.5% Skylife 170.7 174.2 182.3 167.4 167.9 177.7 5.8% 2.0% Contents 158.8 177.6 178.7 189.1 177.9 177.8 -0.1% 0.1% subsidiaries KT estate 116.4 113.4 125.6 129.8 106.7 104.4 -2.2% -7.9% 114.7 OP contributed 105.6 97.1 (Unit: KRW bn) 94.4 89.1 83.5 by subsidiaries in total 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 12

1 Financial Highlights 2 Business Overview 3 Appendix

1 K-IFRS Income Statement (Unit: KRW bn) Consolidated 1Q 19 2Q 19 3Q 19 4Q 19 2019 1Q 20 2Q 20 KT Separate 1Q 19 2Q 19 3Q 19 4Q 19 2019 1Q 20 2Q 20 Operating revenue 5,834.4 6,098.5 6,213.7 6,195.5 24,342.0 5,831.7 5,876.5 Operating revenue 4,334.3 4,558.5 4,705.7 4,606.2 18,204.7 4,429.1 4,339.6 Service revenue 5,055.5 5,225.2 5,199.6 5,289.8 20,770.0 5,107.0 5,196.6 Service revenue 3,645.4 3,751.3 3,765.9 3,768.5 14,931.0 3,749.0 3,743.2 Device revenue 778.9 873.3 1,014.1 905.7 3,572.0 724.7 679.9 Device revenue 688.9 807.3 939.8 837.8 3,273.7 680.1 596.4 Operating expense 5,432.3 5,810.3 5,901.2 6,047.2 23,191.0 5,448.6 5,534.7 Operating expense 4,037.8 4,367.4 4,508.0 4,552.3 17,465.5 4,129.5 4,086.9 Service expense 4,568.7 4,791.0 4,744.3 4,879.9 18,983.9 4,574.2 4,747.4 Service expense 3,325.3 3,493.6 3,504.9 3,551.7 13,875.5 3,368.7 3,444.5 Labor cost 983.8 1,006.1 959.4 1,001.8 3,951.1 1,003.9 983.7 Labor cost 543.6 573.7 528.5 537.5 2,183.2 555.1 535.4 General expense 2,327.1 2,459.3 2,433.5 2,579.7 9,799.6 2,259.5 2,343.3 General expense 1,595.7 1,671.8 1,690.7 1,800.3 6,758.4 1,613.2 1,656.0 Cost of svc Cost of svc provided 685.6 711.7 759.1 798.9 2,955.3 759.2 833.0 588.1 618.4 649.0 688.2 2,543.6 609.0 617.6 provided Selling expense 572.2 613.9 592.3 499.5 2,277.9 551.6 587.4 Selling expense 598.0 629.7 636.7 525.7 2,390.2 591.4 635.5 Cost of device sold 863.6 1,0193 1,156.9 1,167.3 4,207.1 874.4 787.3 Cost of device sold 712.5 873.8 1,003.1 1,000.6 3,590.1 760.8 642.4 Operating income 402.1 288.2 312.5 148.2 1,151.0 383.1 341.8 Operating income 296.4 191.1 197.7 53.9 739.2 299.6 252.7 N-OP income (loss) -4.4 -4.7 -42.2 -120.2 -171.4 -15.9 -34.0 N-OP income (loss) 100.7 -1.8 -99.5 -112.0 -112.6 134.2 -28.0 N-OP income 181.5 199.2 208.4 94.7 683.8 290.5 85.3 N-OP income 271.7 179.4 195.2 60.1 706.4 389.0 82.2 N-OP expense 186.5 199.1 252.3 214.0 851.9 302.9 114.5 N-OP expense 170.9 181.2 294.7 172.2 819.0 254.8 110.2 Equity Method (G/L) 0.7 -4.8 1.7 -0.9 -3.3 -3.5 -4.8 Income bf tax 397.7 283.5 270.3 28.1 979.7 367.2 307.9 Income bf tax 397.2 189.4 98.2 -58.1 626.6 433.8 224.7 Income tax 138.0 80.5 57.0 34.9 310.4 140.6 100.3 Income tax 104.5 49.7 25.8 14.8 194.8 113.8 58.9 Net income 259.8 203.0 213.3 -6.8 669.3 226.6 207.6 Net income 292.6 139.7 72.4 -72.9 431.8 320.0 165.8 NI contribution to KT 231.1 173.9 189.7 24.4 619.2 208.3 176.6 EBITDA 1,309.5 1,191.3 1,209.8 1,079.3 4,790.0 1,295.8 1,252.6 EBITDA 1,108.1 997.7 999.3 872.6 3,977.8 1,113.5 1,063.3 EBITDA Margin 22.4% 19.5% 19.5% 17.4% 19.7% 22.2% 21.3% EBITDA Margin 25.6% 21.9% 21.2% 18.9% 21.9% 25.1% 24.5% 14

2 K-IFRS Balance Sheet (Unit: KRW bn) Consolidated 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 2Q 20 KT Separate 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 2Q 20 Assets 33,247.8 33,469.4 33,661.3 34,061.3 32,631.0 34,003.4 Assets 26,837.7 26,959.8 27,076.4 27,733.9 27,069.1 27,578.0 Current assets 12,396.1 11,818.3 11,716.7 11,725.1 10,887.2 12,480.5 Current assets 7,307.3 7,052.4 6,961.4 7,113.2 6,884.5 7,451.4 Cash & cash equi. 2,765.0 2,250.1 2,128.4 2,305.9 1,627.1 2,942.2 Cash & cash equi. 1,750.1 1,394.9 1,189.2 1,328.4 754.1 1,422.1 Trade & other rec 4,129.5 4,364.8 4,108.2 3,931.5 4,121.3 4,159.9 Trade & other rec 3,357.8 3,451.0 3,300.9 3,108.0 3,490.2 3,372.7 Inventories 646.4 607.6 636.2 665.5 634.7 640.6 Inventories 446.4 404.8 437.6 477.1 439.4 459.5 Other current asset 4,855.2 4,595.7 4,843.9 4,822.2 4,504.1 4,737.8 Other current asset 1,753.1 1,801.7 2,033.7 2,199.7 2,200.8 2,197.1 -Prepaid_Contractcost 1,106.3 1,165.2 1,318.5 1,389.5 1,362.5 1,378.4 -Prepaid_Contractcost 1,134.5 1,210.6 1,368.1 1,432.1 1,408.2 1,431.6 -Contract assets 330.9 377.8 430.6 409.8 393.7 391.2 -Contract assets 300.2 339.1 384.4 382.2 359.2 349.7 Non-current assets 20,851.8 21,651.1 21,944.6 22,336.2 21,743.8 21,522.9 Non-current assets 19,530.4 19,907.4 20,115.0 20,620.6 20,184.6 20,126.6 Trade & other rec 690.4 867.9 943.6 1,238.0 996.7 1,123.4 Trade & other rec 641.7 806.4 888.0 1,186.5 954.4 1,063.8 Tangible assets 12,811.1 13,192.8 13,349.7 13,785.3 13,497.4 13,454.5 Tangible assets 10,656.7 10,914.5 11,092.4 11,448.0 11,284.6 11,250.6 Other current assets 7,350.3 7,590.4 7,651.3 7,312.9 7,249.7 6,945.0 Other current assets 8,232.0 8,186.5 8,134.5 7,986.2 7,945.6 7,812.2 -Prepaid_Contractcost 364.4 403.5 460.3 459.8 461.3 456.9 -Prepaid_Contractcost 351.4 398.9 457.0 444.2 448.8 446.0 -Contract assets 94.1 111.3 126.5 147.3 147.2 161.6 -Contract assets 84.0 101.4 112.5 95.8 93.6 98.6 Liabilities 18,509.4 18,464.8 18,430.1 18,874.3 17,559.4 18,629.6 Liabilities 14,099.7 14,076.5 14,122.0 14,837.2 14,133.3 14,466.5 Current liabilities 9,926.8 9,908.1 9,973.8 10,074.9 9,171.5 9,894.9 Current liabilities 6,283.8 6,238.7 6,471.1 6,728.1 6,486.4 6,562.1 Trade & other payables 7,264.0 7,980.9 7,709.7 7,597.5 6,524.1 6,601.7 Trade & other payables 4,472.4 5,118.4 5,006.4 5,025.7 4,560.1 4,130.9 Short-term borrowings 1,149.0 583.6 915.7 1,185.7 1,271.3 1,652.3 Short-term borrowings 948.5 380.4 744.7 1,052.5 1,168.5 1,539.3 Others 1,513.8 1,343.6 1,348.4 1,291.7 1,376.2 1,640.9 Others 862.9 739.9 720.0 649.9 757.8 891.9 -Contract liabilities 302.9 304.4 304.1 313.6 314.6 315.5 -Contract liabilities 302.1 306.7 304.2 314.5 316.7 316.0 Non-current liabilities 8,582.5 8,556.7 8,456.4 8,799.5 8,387.9 8,734.7 Non-current liabilities 7,815.9 7,837.8 7,650.9 8,109.1 7,646.9 7,904.4 Trade & other payables 1,132.7 1,110.0 1,125.6 1,082.2 801.7 811,1 Trade & other payables 1,524.9 1,476.1 1,454.2 1,371.5 1,061.2 1,051.7 Long-term borrowings 5,641.1 5,673.2 5,492.6 6,113.1 6,015.6 6,335.3 Long-term borrowings 5,502.7 5,549.0 5,371.1 5,975.5 5,854.5 6,082.7 Others 1,808.7 1,773.5 1,838.2 1,604.1 1,570.6 1,588.3 Others 788.3 812.6 825.6 762.1 731.2 770.0 -Contract liabilities 44.3 42.7 45.0 52.0 58.5 51.5 -Contract liabilities 41.4 40.1 42.4 49.1 55.5 49.9 Equity 14,738.5 15,004.6 15,231.1 15,187.0 15,071.6 15,373.8 Equity 12,738.0 12,883.3 12,954.3 12,896.7 12,935.8 13,111.5 Retained earnings 11,269.5 11,438.9 11,627.4 11,637.2 11,575.1 11,936.1 Retained earnings 10,741.7 10,880.2 10,952.9 10,870.0 10,919.6 11,084.8 15

K-IFRS / Separate 3 Subscribers Wireless 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 2Q 20 QoQ YoY Subscribers (Unit: Thousands)1) Total 21,333 21,549 21,771 21,922 21,975 22,116 0.6% 2.6% Net additions 213 216 222 150 53 142 167.9% -34.3% Gross additions 1,181 1,133 1,077 1,067 928 1,015 9.3% -10.4% Deactivation2) 968 917 855 917 875 873 -0.3% -4.8% Churn rate 1.5% 1.4% 1.3% 1.4% 1.3% 1.3% 0.0%p -0.1%p LTE 17,393 17,383 17,169 17,153 17,033 16,937 -0.6% -2.6% 5G 419 1,055 1,419 1,779 2,237 25.8% 433.6% LTE+5G Penetration rate 81.5% 82.6% 83.7% 84.7% 85.6% 86.7% 1.1%p 4.1%p ARPU (KRW)3) 31,490 31,727 31,906 31,341 31,773 31,393 -1.2% -1.1% 4) ARPU_ExcludingMembership effect (KRW) 31,048 31,284 31,494 31,726 31,616 31,549 -0.2% 0.8% Note 1) Subscribers: MSIT’s new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included) Note 2) Deactivation: Mandatory deactivation included Note 3) ARPU = Wireless revenue* / Wireless subscribers** * Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included ** Wireless subscribers: Based on MSIT’s guidelines for average billed subscribers in quarter Note 4) ARPU excluding the effect of accounting rule change regarding membership points Fixed Line/IPTV 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 2Q 20 QoQ YoY Subscribers (Unit: Thousands) Telephony 14,830 14,554 14,386 14,185 14,033 13,863 -1.2% -4.7% PSTN 11,489 11,343 11,192 11,052 10,898 10,736 -1.5% -5.4% VoIP 3,340 3,211 3,194 3,133 3,135 3,127 -0.3% -2.6% Broadband 8,782 8,849 8,904 8,962 8,962 9,043 0.9% 2.2% IPTV (OTV+OTS) 7,966 8,113 8,229 8,351 8,422 8,559 1.6% 5.5% ? Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law 16—Number of KT pay TV subscriber is 7,377,514 in 2H 2019 (6 month average)

kt